UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q   ☐  Form N-SAR    ☐  Form N-CSR

FOR PERIOD ENDED: March 31, 2017

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Carbon Natural Gas Company

Full Name of Registrant

Former Name if Applicable

1700 Broadway, Suite 1170

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80290

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form 10-D, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its quarterly report by the original filing deadline without unreasonable effort and expense due to unanticipated delays in the valuation, compilation, dissemination and review necessary to finalize the quarterly report given the number of unusual events during the quarter (including the issuance of a warrant and the acquisition of an interest in a new subsidiary).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Theresa M. Mehringer, Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In October 2016, the Registrant’s subsidiary Nytis Exploration Company LLC completed a $9.0 million acquisition of assets consisting of producing natural gas wells and natural gas gathering facilities located in the Company’s Appalachian Basin operating area. This acquisition and increased commodity prices increased the income reported by the Registrant so that for the quarter ended March 31, 2017 revenue from oil and natural gas sales was $5,040,000 compared to $1,720,000 for the comparable quarter ended March 31, 2016.

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Carbon natural gas company.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2017	By:	/s/ Patrick R. McDonald
Patrick R. McDonald, Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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